UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Health Fitness Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   42217V 10 2

              ----------------------------------------------------

                                 (CUSIP Number)
                               Charles E. Bidwell
                               3535 Kilkenny Lane
                                 Hamel, MN 55340
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                September 1, 2000


     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D


CUSIP No.  42217V 10 2                                         Page 2 of 4 Pages


1   NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    Charles E. Bidwell

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

       NUMBER OF          7         SOLE VOTING POWER    1,107,973 (includes
         SHARES                     167,500 shares which may be purchased
      BENEFICIALLY                  upon exercise of currently exercisable
        OWNED BY                    options and warrants)


          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON
          WITH


                          9 SOLE DISPOSITIVE POWER 1,107,973 (includes 167,500 shares which may be purchased upon exercise of currently exercisable options and warrants)

                          10        SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,107,973
    (includes 167,500 shares which may be purchased upon exercise of currently exercisable options and warrants)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.0%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.           Security and Issuer.

                  Common Stock, $.01 par value, of Health Fitness Corporation.

Item 2.           Identity and Background.

                  No Change.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On September 1, 2000, Mr. Bidwell foreclosed on a loan previously contracted by him in the principal amount of $505,253.41 plus accrued interest, and acquired shares of the Issuer's Common Stock which were pledged to secure such loan. Mr. Bidwell used personal funds for the making of such loan.

Item 4.           Purpose of Transaction.

                  Mr. Bidwell's purpose in acquiring the shares was to foreclose upon the collateral securing a loan previously contracted, thereby minimizing Mr. Bidwell's loss on such loan. While Mr. Bidwell holds such shares for investment, he will continue to evaluate any and all possible actions he might lawfully take with respect to such shares, including but not limited to continuing to hold such shares or selling all or a portion of such shares in privately negotiated and/or open market transactions.

Item 5.           Interest in Securities of the Issuer.

                  (a) Mr. Bidwell beneficially owns 1,107,973 shares of the Issuer's Common Stock, representing 9.0% of the shares of Common Stock which would be outstanding assuming exercise of all exercisable options and warrants held by him. Of such shares, 940,473 are held direct and 167,500 are obtainable upon exercise of presently exercisable options and warrants.

                  (b) Mr. Bidwell has sole voting and dispositive power over all of such securities.

                  (c) On September 1, 2000, Mr. Bidwell acquired 525,000 shares of Common Stock of the Issuer which had been pledged to secure a loan previously made by him. See
                           Item 3. On July 21, 2000, the Issuer repaid a Secured Subordinated Convertible Debenture issued to Mr. Bidwell in the principal amount of $50,000 which, prior to repayment, was convertible into Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 11, 2000.



                                                          /s/ Charles E. Bidwell






                                   Page 4 of 4